FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of August 2023

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports First Quarter Financial Results
2.	Nomura Announces Status of Share Buyback Program from Market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: August 1, 2023	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Nomura Reports First Quarter Financial Results

•	Three segment pretax income of Y28.7bn, higher QoQ on strong rebound in Retail performance; Segment Other pretax income stronger QoQ at Y21.9bn

•	Retail recurring revenue assets at record high of Y20.3trn driven by growth in investment trust AuM

•	Record high Investment Management AuM of Y76.1trn, lifted by solid business revenue, strong inflows and market factors

•	Rebound in Wholesale performance QoQ; Solid Fixed Income results underpinned by growth in Credit globally, while EMEA and Americas Advisory business revenues stronger QoQ

Tokyo, August 1, 2023—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2024.

Net revenue in the first quarter was 348.9 billion yen (US$2.4 billion)1, income before income taxes was 46.3 billion yen (US$320 million), and net income attributable to Nomura Holdings shareholders was 23.3 billion yen (US$161 million).

“First quarter net revenue was 348.9 billion yen and pretax income was 46.3 billion yen, both representing quarter on quarter increases underpinned by positive results from our strategic initiatives and revenue diversification progress,” said Kentaro Okuda, Nomura President and Group CEO.

“Retail performance rebounded strongly as we reorganized our teams to better understand the needs of our clients. Flow revenues and recurring revenue grew on the back of higher total sales, and recurring revenue assets reached a record high of 20.3 trillion yen.

“Assets under management in Investment Management reached a new high, lifted by strong inflows combined with market factors.

“In Wholesale, Global Markets delivered a robust performance in the Credit business globally, while Investment Banking reported stronger Advisory revenues in EMEA and the Americas mainly driven by global collaboration on sustainability deals.

“We remain committed to meeting the diverse needs of our clients and delivering sustainable growth.”

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 144.47 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2023. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

(billions of yen)	FY2023/24 Q1	QoQ	YoY
Net revenue	92.1	22%	29%
Income (loss) before income taxes	22.9	133%	4.7x

Retail reported net revenue of 92.1 billion yen, increasing 22 percent quarter on quarter and up 29 percent from the same period last year. Income before income taxes was 22.9 billion yen, up 133 percent quarter on quarter and 4.7 times higher than the same quarter last year.

Retail booked stronger sales across all products and services as the division reorganized its teams to better understand client needs and provided in-depth consulting services. Recurring revenue assets reached a record high of 20.3 trillion yen underpinned by growth in investment trust assets under management.

Flow revenue grew from the previous quarter as the Japan stock market rally drove strong growth in stock trading and sales of investment trusts. Flow business client numbers were up 10 percent year on year.

Investment Management

(billions of yen)	FY2023/24 Q1	QoQ	YoY
Net revenue	26.5	-30%	3.5x
Income (loss) before income taxes	3.6	-78%	—

Investment Management first quarter net revenue was 26.5 billion yen, down 30 percent quarter on quarter and 3.5 times higher than the same quarter last year. Income before income taxes was 3.6 billion yen, declining 78 percent quarter on quarter.

Business revenue, which represents stable revenues, rose 13 percent quarter on quarter, while inflows were strong at 1.7 trillion yen. This combined with market factors to lift Investment Management assets under management to a record high of 76.1 trillion yen. Investment gain/loss worsened due to a mark down in valuation related to investment in American Century Investments (ACI).

The asset management business grew on the back of new mandates in Japan and internationally and inflows into ETFs. Nomura Babcock & Brown aircraft lease business performance improved.

Wholesale

(billions of yen)	FY2023/24 Q1	QoQ	YoY
Net revenue	190.9	7%	-4%
Income (loss) before income taxes	2.1	—	-92%

Wholesale booked net revenue of 190.9 billion yen, up 7 percent quarter on quarter but down 4 percent year on year. Income before income taxes was 2.1 billion yen, down 92 percent year on year.

Wholesale performance rebounded from last quarter. Global Markets had a solid quarter in Japan related businesses, although international market participants remained on the sidelines due to macro uncertainty. Fixed Income delivered a solid performance driven by growth in Credit globally and Americas Rates also improved. Despite a slowdown in client activity overseas, Japan Equities booked robust revenues on continued inflows from overseas.

Investment Banking reported stronger Advisory revenues in EMEA and the Americas. Amid a general decline in M&A fee pools, revenues were driven by contributions from a completed M&A deal in EMEA and global collaboration on sustainability deals.

Financing and Solutions revenues were largely unchanged from the previous quarter. Solutions and ALF supported revenues, offsetting a quarter on quarter slowdown in ECM and DCM, while maintaining a leading position in Japan ECM and IPO league tables2.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[2]	Source: Refinitiv, Jan-Jun 2023

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2023 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

Nomura Announces Status of Share Buyback Program from Market

Tokyo, August 1, 2023—Nomura Holdings, Inc. today announced the status of its ongoing share buyback program resolved at a meeting of the Board of Directors held on April 26, 2023, pursuant to the company’s articles of incorporation set out in accordance with Article 459-1 of the Companies Act of Japan.

Details of share buyback

1. Type of shares	Common shares

2. Number of shares repurchased	0 shares

3. Aggregate purchase amount	0 yen

4. Purchase period	July 1, 2023, to July 31, 2023

5. Method of repurchase	Purchase on the stock exchange via trust bank

(Reference)

Share buyback program resolution at Board of Directors meeting on April 26, 2023

1. Type of shares	Common shares

2. Total shares authorized for repurchase	Up to 35 million shares (1.1% of outstanding shares)

3.Total value of shares authorized for repurchase	Up to 20 billion yen

4. Period	May 16, 2023, to March 29, 2024 (excluding the ten business days following the announcement of quarterly operating results)

5. Method of repurchase

Purchase on the stock exchange via trust bank

(The details of the trust agreement, including the timing to start the buyback, will be decided separately by a Representative Executive Officer or the CFO)

The accumulative number of shares purchased as of July 31, 2023, pursuant to the Board of Directors’ resolution above:

1. Number of shares repurchased	0 shares

2. Aggregate purchase amount	0 yen

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries and regions. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Investment Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.